April 23, 2020

Fellow Stockholders:

MG Capital Management, Ltd. (together with Percy Rockdale LLC, the nominating stockholder, and its affiliates, “MG Capital” or “we”), a private investment entity that exclusively invests the personal capital of Michael Gorzynski, owns more than 6% of the outstanding common stock of HC2 Holdings, Inc. (“HC2” or the “Company”). In light of the extraordinary challenges that HC2 faces, including $400 million in unaffordable holding company debt that matures next year, we are running a consent solicitation to replace the entire Board of Directors (the “Board”) with a slate of six highly-accomplished and well-credentialed individuals. We believe the past six years of value destruction at HC2 have shown that Philip Falcone and the incumbent directors lack the credibility, judgement, and skills that will be needed to turn around the Company.

In an apparent attempt to deflect attention away from their abysmal track records, Mr. Falcone and the Board have recently ramped up a cynical, low-road campaign to try to smear the integrity of MG Capital and our nominees. It is clear to us – and hopefully you – that HC2’s leadership is peddling blatant misrepresentations as part of an underhanded attempt to distract stockholders from its legacy of underperformance, debt-fueled acquisitions, self-dealing, and legal and regulatory problems. Unfortunately, the facts highlight that these recent efforts to mislead stockholders is nothing new.

Instead of acting with honesty or integrity when filing its Consent Revocation Statement last month, HC2 threatened to wreak havoc on common stockholders if our nominees were elected. HC2 inserted disingenuous and misleading language, which implied that a change in control of the Board would require the Company to prioritize an immediate and large payment to holders of preferred securities:

“The Company may not have sufficient proceeds or the financing available to fund the offer to redeem the Preferred Stock. In such instance, the Company cannot assure stockholders that it would be able to obtain the financing to fund the offer to redeem all of the Preferred Stock on commercially reasonable terms, if at all.”1

What HC2 did not disclose is that the Board has the power to approve the election of our nominees and grant a waiver that would spare stockholders the risk of being wiped out. The Board only agreed to provide this waiver to us after two other stockholders filed a lawsuit seeking to invalidate all of HC2’s revocation of consents:

“In response (to the Consent Solicitation), the HC2 Board is both misleading the electorate about the nature of the Company’s proxy put obligations and acting in bad faith by refusing to permit a free and fair election.”2

“In bad faith, the Board declined to disclose to HC2 stockholders that the Board has the power to “approve” the nomination or election of the Dissident Director Nominees for the limited purpose of not triggering the redemption of $27 million in Preferred Stock...”3

The sum total of HC2’s recent efforts compels us to set the record straight and make sure you have all the necessary information regarding our world-class nominees and their superior strategy to deliver an estimated $9 per share in value for all stockholders.4

1 HC2 Holdings’ Definitive Consent Revocation Statement.
2 Tera v. HC2 Holdings Inc., Del. Ch., No. 2020-0275, complaint filed 4/13/20.
3 Tera v. HC2 Holdings Inc., Del. Ch., No. 2020-0275, complaint filed 4/13/20.
4 MG Capital presentation entitled “Time for a Better Board and Vision,” dated April 13, 2020 (link).

TIME TO SEPARATE FICTION FROM REALITY – DO NOT LET THE BOARD DECEIVE YOU!

In a late-night letter to stockholders on April 16, HC2 claimed MG Capital is touting “false narratives” and offered a version of what they conceive as “the truth” wrapped in more spin.5 Today, MG Capital – which is completely aligned with you – is once again laying out the indisputable realities.

We believe stockholders should ask themselves a simple question prior to voting: can I really trust that the incumbent directors will help HC2 avert financial ruin when they cannot even be trusted to tell the truth?

HC2’s Misleading Governance Assertions	MG Capital’s Reality Check
“All of the Independent Directors are truly independent and meet NYSE independence requirements, with 4 of the 5 Independent.  Directors having no prior relationship with HC2’s executive management team.”

At least 60% of the independent directors have past ties to Mr. Falcone, undermining HC2’s claims of “strong independence.” The Board’s lack of real oversight is evidenced by HC2’s well-documented underperformance, waste and self-dealing.

“HC2 does not face any regulatory concerns outside of those considered normal course of business for a public company.”
Mr. Falcone is banned from the securities industry, banned from the insurance sector, has run afoul with New York tax authorities, and HC2’s Continental General is in the middle of an active investigation by the Texas Department of Insurance. This laundry list of regulatory issues is problematic for any person stewarding investor capital.

“HC2 already reduced overhead by 40% over the past 3 years and is committed to further reductions in the near future.”	HC2 has spent $25 million-$30 million per year in overhead, while still leasing lavish offices and paying millions to Harbinger Capital Partners through an opaque services agreement.
“Mr. Gorzynski is distracting stockholders with Mr. Falcone’s personal matters to mislead investors into thinking that such matters impact his abilities as HC2’s CEO.”
Mr. Falcone’s financial issues are so extraordinary that we cannot find one other example of a public company executive facing comparable woes. He is being sued by Melody Capital for more than $65 million and Dontzin Nagy & Fleissig for more than $13 million. He is also having his HC2 wages garnished. These are obviously not tailwinds for Mr. Falcone, given the hundreds of millions of dollars in value that has been destroyed under his rule at HC2.

“HC2 is intentionally structured as a “well-established and diverse holding company […] HC2’s strategy is to purposefully invest in diverse assets to provide stockholders with mitigated risk and a wide breadth of opportunities to invest in assets positioned to achieve growth and profitability.”

We question why HC2 would insult stockholders by claiming it has a well-structured portfolio. HC2’s portfolio “strategy” has delivered dismal returns over one-year (-33.43%), three-year (-65.56%), five-year (-71.97%) and six-year (-35.14%) horizons.

5 HC2 letter to stockholders dated April 16, 2020 at 10:42 PM Eastern time (link).

HC2’s recent letter did not just include the aforementioned falsehoods and half-truths regarding its corporate governance. Mr. Falcone and the incumbent directors also sought to distort issues related to audit and disclosure problems:

HC2’s Misleading Audit/Disclosure Assertions	MG Capital’s Reality Check
“Mr. Gorzynski’s attacks on KMG’s BPG are baseless attempts to mislead investors […] Extensive consultations with Big 4 accounting advisors and nationally recognized actuarial advisors were utilized in determining the accounting for the BPG, which was included in HC2’s 2018 financials audited by BDO, USA LLP.”

Stockholders should be very concerned by HC2’s clear refusal to substantively address how a $10,000 purchase was marked up to $116.5 million. This questionable, under-disclosed bargain purchase gain has direct parallels to past S.E.C enforcement cases.

“Mr. Falcone was Chairman of the Board of HC2 at the time of the March 2nd letter and it would have been imprudent not to inform him of the severity of the claims within that letter […] After an independent investigation, we have come to learn that such claims were baseless.”

MG Capital sent HC2’s Audit Committee a detailed letter with 60+ pages of exhibits related to Continental General’s acquisition of KMG America. Given the letter focused on a $116.5 million valuation swing that impacted Mr. Falcone’s compensation, it violated the basic tenets of sound governance to share it with him. Instead of forcing Mr. Falcone to recuse himself from the investigation, the Audit Committee allowed him to participate, leading us to question the authenticity of this “independent investigation” and why the underlying analyses and materials have also not yet been disclosed by HC2.

“Mr. Falcone was represented by HC2’s former general counsel on a personal matter after he left HC2 and under an independent engagement for services, and was not paid for by HC2 for such services in any form […] The deposition referenced by Mr. Gorzynski was selectively edited with material omissions designed to mislead investors into thinking that Mr. Falcone admitted to misusing HC2 resources, when he did not.”

It is very telling that HC2’s letter DOES NOT affirmatively state that Mr. Falcone has avoided using Company resources for personal gain. Mr. Falcone’s disposition related to his dispute with Dontzin Nagy & Fleissig is available for the public to read.[6] Mr. Falcone directly acknowledged that HC2’s general counsel at the time was doing personal work for him.

HC2’s business purpose and strategy is NOT to operate its subsidiaries nor to manage their day-to-day operations [...] HC2, through Continental Insurance Group, Ltd. (“CIG”), provides the insurance company with unique and differentiated investment management services and does not operate Continental General […]”

Since Mr. Falcone is banned from the insurance industry, it defies logic that HC2 – which is run by Mr. Falcone – is providing investment management services to Continental General. Perhaps this is why the Texas Department of Insurance is currently investigating Continental General.

When it came to related party transactions and the misallocation of capital, Mr. Falcone and the incumbent directors apparently thought it was a good idea to double down on misinformation and try to pull the wool over stockholders’ eyes:

6 Dontzin, Nagy vs. Falcone deposition of Philip A. Falcone (July 23, 2019).

HC2’s Misleading Capital Allocation Assertions	MG Capital’s Reality Check
“Arcot and Wheels Up were $27.4M of debt investments made by CIG on behalf of CGIC (which holds $4.3B in assets, less than 0.0064 of the portfolio) in full compliance with the Texas Insurance Code and the existing Investment Management Agreement between the parties […]
Both investments were also fully disclosed to the Texas Department of Insurance (TDI) in the normal course. Both investments have been fair valued quarterly and the Arcot unsecured notes have twice been impaired in accordance with normal process.”

HC2’s “double speak” regarding its questionable allocation of Continental General’s capital is another affront to stockholders. It should be clear that Mr. Falcone and the Board did not want to discuss investments in Arcot Finance, Wheels Up and 704 Games – likely because they have no place in an insurance company’s portfolio. To date, Mr. Falcone has still not explained why it is strategically-beneficial for a Texas-based insurer to invest in speculative gem, private aviation and video game companies.

HC2 entered into an arm’s length services agreement with third party, Harbinger Capital, for the benefit of stockholders […] services agreement includes necessary provision of services such as providing office space, administrative salaries and benefits, and other overhead, with the costs incurred under the agreement based on actual use, saving HC2 significant overhead costs […] HC2’s 2019 Form 10-K provides enhanced disclosure around the services agreement and a breakdown of the annual costs incurred. Further, Mr. Falcone receives no remuneration as any part of the service agreement.”

Harbinger Capital Partners is Mr. Falcone’s hedge fund business, which was banned from the securities industry by the S.E.C. in 2013. HC2 paid $3.8 million in 2018 and $2.7 million in 2019 to Harbinger under a services agreement. There is no evidence that paying millions of dollars to Mr. Falcone’s firm benefits HC2’s stockholders whatsoever – it is just drains precious capital.

“Not only did Mrs. Falcone never use stockholders’ resources for personal benefit, but Everest Entertainment has been non-operational since 2013.”	Everest Entertainment’s website, which was updated as recently as last year, does not imply it is non-operational – nor do Everest’s 2016 and 2018 regulatory filings that include HC2’s address.[7]

THE TIME IS NOW TO ELECT A BETTER BOARD WITH SUPERIOR INTEGRITY, EXPERTISE AND SKILLS – THAT IS WHAT WE ARE OFFERING VIA OUR CONSENT SOLICIATION.

MG Capital has recruited a world-class slate of director nominees that possesses significant experience serving on public company boards of directors and helping businesses realize their true potential. Each of our nominees was recruited because they have particular expertise or skillsets that can help address HC2’s near-term challenges and help seize on long-term value-creation opportunities. When you impartially evaluate our six nominees, we believe it is clear they have what it takes to transform HC2’s dismal governance and bring a Fortune 100 mentality to the boardroom:

7 MG Capital presentation entitled “The Reality Check HC2 Needs,” dated April 17, 2020 (link).

•	George Brokaw – A Proven Banker, Investor and Public Company Director with Cross-Sector Expertise

o	Mr. Brokaw is an accomplished transaction advisor and public company director with deep expertise in broadcasting, telecommunications, energy, and the other sectors HC2 invests in.

o
He currently serves on Dish Network’s Board of Directors and has held several other directorships over the years, enabling him to immediately add value when assessing HC2 Broadcasting and other assets in regulated industries.

o
His background at top investment banks (e.g. Lazard) and premier investment firms (e.g. HPS Investment Partners) has put him in a position to already have discussions with potential asset acquirers and possible sources of lower-cost debt refinancing.

•	Kenneth Courtis – A World-Class Investor, Corporate Director, and Economist with Experience Advising Three U.S. Presidents

o	Mr. Courtis is a premier investment strategist with asset management, construction and energy, and board experience that can help optimize HC2’s portfolio.

o
He has held senior and partner-level positions at leading investment banks, such as The Goldman Sachs Group, meaning he has relationships across the capital markets to help HC2 as it explores asset sales and debt refinancing efforts.

o	His background includes advising Presidents George H. W. Bush, William J. Clinton, and George W. Bush – providing him unique insight into how public policymakers and regulators assess businesses.

•	Michael Gorzynski – A Premier Cross-Sector Investor with Significant Insurance and Complex Debt Restructuring Expertise

o	Mr. Gorzynski is a seasoned investment manager with two decades of investing and advisory experience at institutions such as Third Point, Spectrum Equity Partners, and Credit Suisse.

o
He has robust experience overseeing the turnaround of a diverse portfolio of underperforming assets, including via debt restructurings and strategic transactions across sectors such as broadcasting, telecommunications, insurance, and energy.

o
He recently orchestrated the turnaround and sale of InnovaCare for nearly $1.4 billion, affording him unique perspectives and experience when assessing the best path forward for Continental General, especially given its regulatory headwinds.

•	Robin Greenwood – A Leading Corporate Governance Authority and Strategic Advisor to Some of the World’s Most Respected Public and Private Institutions

o
Mr. Greenwood is a respected Harvard Business School educator, published thought-leader and noted corporate governance expert who will champion HC2 stockholders’ best interests in the boardroom if elected.

o
He is currently the Chair of the Harvard Finance Department and serves as a Member of the Financial Advisory Roundtable of the Federal Reserve Bank of New York, providing him with a deep understanding of the capital markets that can benefit HC2 as it seeks liquidity.

o
He has published pioneering analysis and studies on topics such as activist investing and complex debt restructurings – affording him the perspectives required to help HC2 cut compensation, slash overhead, and streamline holding company operations.

•	Liesl Hickey – A Respected Regulatory and Public Policy Advisor with A Breadth of Experience Advising Fortune 500 Companies

o
Ms. Hickey is a veteran political strategist who has worked for years at the highest levels of politics and issues advocacy, which equips her to guide HC2 and its subsidiaries through its various regulatory issues.

o
She is well-connected across many of HC2’s sectors, serving as partner at an international media company and as a senior advisor to multiple, established strategic consulting and government affairs firms.

o
Her background – anchored in public policy and regulation – would allow her to leverage best-in-class relationships with policymakers (on both the state and federal level) to determine how HC2 can mend its relationships and guide Continental General through the Texas Department of Insurance’s active investigation.

•	Jay Newman – A Seasoned Investor and Litigator Possessing Decades of Experience in Asset Recovery and Debt Restructuring Initiatives

o	Mr. Newman is an accomplished investment professional with a track record of success in both debt management and reduction strategies across the sectors that HC2 invests in.

o
He previously served as senior portfolio manager and member of the Management Committee at Elliott Management Corporation and possesses a 40-year career creating value for shareholders through refinancing initiatives at large public companies and sovereigns, which is why he would be well-suited to handle the re-balancing of HC2’s bloated balance sheet.

o
His background at one of the most well-known American investment management firms (Elliott) and leading American investment bank (Morgan Stanley) has made him an investment expert and provided a deep bench of institutional relationships that will help him identify potential attractive debt re-financing terms for HC2 if elected to the Board.

As shown in the chart below, our slate possesses 4x the number of relevant attributes and skills compared to the incumbent Board. This has enabled our nominees to not only develop a comprehensive strategy and transition plan for HC2, but it has helped them already begin identifying pathways to reducing debt and monetizing non-core assets.

	Asset Mgmt. Expertise	Deep Gov. Expertise	Debt Restructuring Expertise	Regulatory Affairs Expertise	Broadcast Sector Experience	Energy Sector Experience	Infrastructure Sector Experience	Insurance Sector Experience	Telecom Sector Experience
George Brokaw	YES	YES	YES	YES	YES	YES	X	X	YES
Kenneth Courtis	YES	YES	YES	YES	X	YES	YES	YES	YES
Michael Gorzynski	YES	YES	YES	YES	YES	YES	YES	YES	YES
Robin Greenwood	X	YES	YES	YES	X	X	X	YES	X
Liesl Hickey	X	X	X	YES	YES	YES	YES	X	X
Jay Newman	YES	X	YES	YES	X	YES	YES	X	X
Wayne Barr, Jr.	X	X	X	X	X	X	X	X	YES
Philip Falcone	YES	X	X	X	YES	YES	YES	YES*	YES
Warren Gfeller	X	X	X	X	X	YES	X	X	X
Lee Hillman	X	X	X	X	X	X	X	X	X
Robert Leffler	X	X	X	X	YES	X	X	X	X
Julie Springer	X	X	X	X	X	X	X	X	X
* Mr. Falcone has insurance experience but is banned from the insurance sector.

WHILE HC2 TOUTS AMORPHOUS “GROWTH AND INNNOVATION” AS TENENTS OF ITS PLAN, OUR NOMINEES HAVE ACTUALLY ARTICULATED A SPECIFIC STRATEGY TO PRODUCE RESULTS.

Unlike Mr. Falcone and the current Board, our slate has a compelling and executable vision for eliminating debt-related risks and ultimately producing an estimated $9 per share in value. We believe our strategy should be very appealing to stockholders continuing to suffer as HC2 trades at roughly $2 per share today. The pillars of our strategy include:

•
Reducing Go-Forward Expenses and Overhead by 75% – High annual overhead continues to hinder HC2, representing nearly $4 per share in present value today. If elected, our nominees will implement targeted expense management initiatives to cut down on excessive management and Board compensation, unnecessarily high real estate costs, questionable related party transactions involving Mr. Falcone’s affiliated entities, and other inefficiencies causing HC2 to run up millions of dollars per year in expenditures. We see an opportunity to accomplish the following right away:

o	Initiate $10 million-$15 million per year in cuts to executive compensation;

o	Enact 50% cuts to annual director fees and Board costs;

o	Pursue $3 million per year in cuts to real estate and related party fees, and;

o	Identify up to $5 million in additional cuts related to opaque administrative overhead that stockholders do not have visibility into.

•
Generating up to $500 million in Liquidity to Support Systematic Debt Reduction – HC2 has a staggering $400 million in holding company debt due at the end of 2021. If elected, our nominees will work to carry out an orderly and pragmatic monetization of certain non-core assets in order to help fund the paydown of debt. We are ready to quickly and thoughtfully pursue sources of non-core liquidity that may include:

o	Complete sale of 30% stake in Huawei Marine Networks (“HMN”) joint venture à ~$86 million;

o	Monetize 19% stake put-option in HMN joint venture à ~$54 million;

o	Sale or joint venture of HC2 Broadcasting à $75-$125 million (net of debt);

o	Sale or joint venture of Pansend Life Sciences’ assets to secondaries fund or to partners, including management company à $150-$225 million, and;

o	Divest of ICS Group Holdings à $5-$10 million.

•
Overhauling the Portfolio to Prioritize Core, EBITDA-Positive Assets  – Our nominees see a clear opportunity to streamline the asset base through targeted split-offs, spin-offs and tactical divestitures as assets scale. If elected, our nominees intend to establish true guardrails and governing principles around the Company’s holdings, ensuring there is a strict focus on businesses that are able to generate free cash flow and do not have overwhelming capital needs. We will focus resources on three core, EBITDA-positive assets that will grow or be monetized in time:

o	DBM Global: This is a strong specialty construction business hindered by addressable legal issues and a lack of capital;

o	Continental General: This is a promising long-term care insurance business that is hindered as a result of regulatory issues, including a present exam by a Texas regulator, and;

o	American Natural Gas: A lack of scale, unresolved management issues and limited capital has hindered the company’s ability to participate in growth of the compressed natural gas market.

•
Recovering Misallocated Capital and Waste – A growing number of HC2 stockholders have concerns about Board-sanctioned waste and excess. If elected, our nominees intend to set up a special committee focused on asset recovery. Jay Newman, formerly of Elliott Management, has significant asset recovery and related litigation experience that would be highly additive to any Board committee seeking to recover misallocated gains.

Recognizing the importance of a responsible and well-executed transition amidst a change-in-control situation, our nominees have also developed a detailed transition plan. This includes establishing an interim management team with identified executives, including a general counsel and chief financial officer with stellar resumes and no history of regulatory issues.
WE URGE STOCKHOLDERS TO AVOID BEING MISLED BY HC2’S LOW-ROAD CAMPAIGN AND VOTE FOR OUR WORLD-CLASS NOMINEES ON THE GREEN CONSENT CARD.
In the weeks ahead, we call on stockholders to continue to scrutinize and question HC2’s misleading assertions and efforts to miscast MG Capital and our highly-qualified nominees. Upon objectively assessing the Board’s proposed path forward relative to our nominees’ strategy, it should be crystal clear that we offer the more reliable and stable road to value creation. There is no need to continue “betting it on all red” with Mr. Falcone and his hand-picked directors, who have proven over the past six years that supporting them is akin to spinning the roulette wheel. The next spin may push the Company over the edge of complete financial ruin.

We urge HC2 stockholders to consent to all three proposals on the GREEN consent card and return it in your postage-paid envelope provided. The consent deadline is May 7, 2020.

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

PROTECT YOUR INVESTMENT. SIGN, DATE AND RETURN YOUR FILLED OUT GREEN CONSENT CARD TODAY.

As a reminder, to demonstrate alignment with stockholders, our nominees have committed to slashing director fees by 50% and compensating Michael Gorzynski $1 for his potential service as interim Chief Executive Officer. We look forward to continuing to champion the best interests of all stockholders.

Learn more about our case for change and sign up for updates at www.ABetterHC2.com.

Sincerely,
Michael Gorzynski

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